John H. Lively

The Law Offices of John H. Lively & Associates, Inc.

A Member Firm of The 1940 Act Law GroupTM

11300 Tomahawk Creek Parkway, Suite 310

Leawood, KS 66211

Phone: 913.660.0778 Fax: 913.660.9157

john.lively@1940actlawgroup.com

September 27, 2013

Ms. Laura Hatch

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Valued Advisers Trust (the “Trust”) (File Nos. 811-22208 and 333-151672)

Dear Ms. Hatch:

On August 1, 2013, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 124 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 125 under the Investment Company Act of 1940, as amended to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed for the purpose of adding a new class of shares to the Longview Tactical Allocation Fund (the “Fund”) – an Institutional Share Class.

On August 26, 2013, you provided comments to me relating to the Amendment. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a request to withdraw the Amendment. The Board of Trustees of the Trust has determined to liquidate the Fund, and the Fund will cease operations on or around October 30, 2013.

Prospectus

Fund Summary – Fees and Expenses of the Fund

1.	Comment: In footnote 3 to the fee table, consider removing the disclosure that relates to the expense cap in place prior to December 13, 2012.

Response: The Trust’s rationale for including the information on the fee cap prior to December 13, 2012 is that it shows the investor that the cap was recently reduced. This Trust views this disclosure as akin to restating an expense table to reflect a contractual change in expenses. For this reason, the Trust prefers to retain the information relating to the cap prior to December 13, 2012.

2.	Comment: Footnote 2 to the fee tables indicates that the waiver may be terminated by consent of the adviser and the Fund. Please confirm if the reference to “Fund” means the Board of Trustees of the Trust.

Response: The Trust confirms that the reference to “Fund” means the Board of Trustees of the Trust and has revised the disclosure to clarify this fact.

Ms. Laura Hatch

U.S. Securities and Exchange Commission

September 27, 2013

Fund Summary – Principal Risks

3.	Comment: In the discussion relating to “Other Investment Company Risk / ETF and Index Mutual Fund Risk” and “Inverse Correlation Risk,” please provide additional disclosure relating to the risks for buy-and-hold investors of leveraged and inverse ETFs over the long-term.

Response: The Trust has revised the disclosure as you have suggested.

*                         *                         *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively